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                                                                 Exhibit (a)(14)



CONTACT:  Tom Waldrop
          Press Relations
          (408) 765-8478
          tom_waldrop@ccm.sc.intel.com

          Alex Lenke
          Investor Relations
          (408) 765-1773
          alex_lenke@ccm.sc.intel.com


                       INTEL CORPORATION EXTENDS OFFER
                       FOR CHIPS AND TECHNOLOGIES, INC.

SANTA CLARA, Calif., Jan. 6, 1998 -- Intel Corporation today announced that the expiration date for the $17.50 per share tender offer by Intel's subsidiary, Intel Enterprise Corporation, for all outstanding shares of common stock of Chips and Technologies, Inc., has been extended from January 19, 1998, until 8 p.m., New York time, on January 21, 1998. Intel also announced that it now expects to receive, on or before January 13, 1998, the Federal Trade Commission's decision as to whether or not it intends to challenge the transaction.



     As of the close of business on January 5, 1998, approximately 13,735,000 shares of common stock of Chips and Technologies, Inc., had been tendered in the tender offer. This constitutes approximately 62 percent of Chips and Technologies shares outstanding as of the commencement of the tender offer.


     Intel, the world's largest chip maker, is also a leading manufacturer of personal computer, networking, and communications products. Additional information is available at www.intel.com/pressroom.